SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   ☒          Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐          No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-         ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release: DaimlerChrysler Supervisory Board decides on changes to company’s top management

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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Contact		Press Information
Hartmut Schick	Tel. +49 (0)711 17 9 34 44
Thomas Fröhlich	Tel. +49 (0)711 17 9 33 11
Toni Melfi	Tel. +49 (0)711 17 9 53 53	Date
Han Tjan	Tel. +1-212-909-9061	28/07/2005

DaimlerChrysler Supervisory Board decides on changes to company’s top management

•         Prof. Jürgen E. Schrempp (60) to leave the company on December 31, 2005

•         Dr. Dieter Zetsche (52) new Chairman of the Board of Management, effective January 1, 2006

•         Thomas W. LaSorda (51) to head Chrysler Group, as of January 1, 2006

•         Eric Ridenour (47) new Chief Operating Officer (COO) of Chrysler Group

Stuttgart – Today, the Supervisory Board of DaimlerChrysler has taken the following decisions:

Prof. Jürgen E. Schrempp, Chairman of the Board of Management of DaimlerChrysler AG, will leave the company after 44 years of service at the end of 2005. These years were distinguished by his leadership of major group interests in South Africa, the United States, and Germany as well as 17 consecutive years in chairmanship positions at both Daimler-Benz Aerospace (DASA) from 1988 to 1995, and Daimler-Benz AG, which later became DaimlerChrysler AG, from 1995 to the present day.

Dr. Dieter Zetsche, head of the Chrysler group, will become Chairman of the Board of Management of DaimlerChrysler AG, effective January 1, 2006, for a period of five years.

As successor to Dr. Zetsche, Tom LaSorda, the present Chief Operating Officer (COO) of Chrysler Group, will lead that division from January 1, 2006. He has also been appointed a full member of DaimlerChrysler’s Board of Management with immediate effect.

Eric Ridenour is promoted to the position of Chief Operating Officer (COO) of the Chrysler Group that will be vacated by Tom LaSorda, effective January 1, 2006. His appointment, which also carries membership of the Board of Management, is for a period of three years.

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: July 28, 2005